UNITED STATES OF AMERICA
                            before the
                  SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        April 1, 2002 to
Natick, MA  01760                       June 30, 2002
                                        Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public
Utility Holding Company Act of 1935 by Select Energy
Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company.
Pursuant to HCAR No. 35-26108  and 35-26335 and 35-
26564(the "Orders"), SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1.  A summary balance sheet and an income statement
    (unaudited) for the three-month period ended June
    30, 2002.  See Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit
    B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the seventh day of August 2002.

                                   Select Energy Services, Inc.
                                   By:
                                       /s/ Linda A. Jensen
                                       Linda A. Jensen
                                       Vice President - Finance

                                    EXHIBIT A

                         SELECT ENERGY SERVICES, INC.

                         BALANCE SHEET - June 30, 2002

                                      ASSETS


CURRENT ASSETS:                                          2002
                                                      -----------
Cash and cash equivalents                              $ 3,516,330
    Contract receivables, current,
    less allowance for uncollectibles of $706,079       20,130,667
    Other current assets                                 1,200,709
                                                      -----------
                  Total current assets                 24,847,706
                                                      -----------
PROPERTY AND EQUIPMENT                                 10,872,962
    Less accumulated depreciation and amortization      7,748,614
                                                      -----------
                  Net property and equipment            3,124,348
                                                      -----------
OTHER ASSETS                                           67,059,694

TOTAL ASSETS                                         $ 95,031,748
                                                     ============


                 LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                 $  8,878,386
    Accrued Expenses                                    3,242,706
    Accrued Income Taxes                                  258,626
    Short-Term Borrowing NU Moneypool                  16,150,000
                                                     ------------
                  Total current liabilities            28,529,718
                                                     ------------

OTHER LIABILITIES:
    Deferred income tax liability                         614,681
    Other                                              37,174,418
                                                     ------------
                  Total other liabilities              37,789,099
                                                     ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                         100
    Additional paid-in-capital                         24,900,000
    Foreign Currency Exchange
    Retained Earnings                                   3,812,831
                                                      -----------
                  Total stockholder's equity           28,712,931

                  TOTAL LIABILITIES AND              $ 95,031,748
                  STOCKHOLDER'S EQUITY               ============

                           SELECT ENERGY SERVICES, INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED June 30, 2002

REVENUES                                             $ 22,636,951

COST OF REVENUES                                       17,569,774
                                                     ------------
    Gross profit                                        5,067,177

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES            3,936,105
                                                     ------------
    Operating income                                    1,131,072
                                                     ------------
INTEREST INCOME (EXPENSE)
    Interest income                                     1,006,164
    Interest expense                                     (980,164)
                                                     -------------
                                                           26,000
                                                     -------------
    Income before income tax expense                    1,157,072

INCOME TAX EXPENSE                                        361,507

   Net Income (Loss)                                  $   795,565
                                                     =============

                               EXHIBIT B

                        SELECT ENERGY SERVICES,INC.
                    REPORT FOR April 1 - June 30, 2002


                     NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities);
design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities. On
July 1, 2001, HEC Inc changed its name to Select Energy
Services, Inc. Our address, management, ownership, staff, and services are unchanged. The purpose of the name change is to reflect a broader mission within Select Energy, the competitive energy arm of Northeast
Utilities.